Imperial Industries, Inc.

1259 NW 21st Street

Pompano Beach, FL 33069

July 22, 2005

Nili Shah – Accounting Branch Chief

United States Securities and Exchange Commission

Washington, D.C. 20549-0510

Re:

Imperial Industries, Inc,

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 31, 2005

File No. 001-07190

Dear Mr. Shah:

Imperial Industries, Inc. (the “Company”) is in receipt of your comment letter dated June 22, 2005 (the “Comment Letter”) with regard to the Company’s Form 10-K Annual Report for the year ended December 31, 2004 (the “Form 10-K”).  This letter shall serve as the Company’s response to that Comment letter.  Please be advised of the following:

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sources and Uses of Cash, page 17

Please be advised that the Company will include a table of Contractual Cash Obligation in future filings which will provide the disclosure of interest on long-term debt substantially as follows (which table has been prepared as of December 31, 2004):

		Payment due by Fiscal
						2009 and
Contractual Cash Obligations	Total	2005	2006	2007	2008	Thereafter

Long-term debt (a)	$3,591,000	$687,000	$558,000	$515,000	$1,079,000	$752,000
	-
Interest on long-term debt (b)	$597,000	$183,000	$153,000	$132,000	$84,000	$45,000

Operating leases (a)	$1,926,000	$845,000	$555,000	$340,000	$142,000	$44,000

Total contractual cash obligations	$6,115,000	$1,715,000	$1,266,000	$987,000	$1,305,000	$841,000

(a)

See Notes 7 and 13 in the accompanying financial statements for additional information regarding our debt and commitments.

(b)

Interest payable on long term debt was calculated by using the interest rates in effect at December 31, 2004 for both fixed and variable rate obligations based on the reducing principal balances of such outstanding debt for each period in accordance with contractually agreed amortization schedules.  No effect was given for fluctuations in variable interest rates over the terms of such loans.

Nili Shah

July 22, 2005

The Company’s principal source of short term liquidity is existing cash on hand and the utilization of a line of credit with a commercial lender.  Premix, Acrocrete and Just-Rite borrow on the line of credit, based upon and collateralized by, their eligible accounts receivable and inventory.  Generally, accounts not collected within 120 days are not eligible accounts receivable under the Company’s borrowing agreement with its commercial lender.  At December 31, 2004, $5,956,000 had been borrowed against the line of credit, which bears interest at prime plus ½% at December 31, 2004. The Company’s borrowing rate of 5.5% at such date represents annual interest expense of approximately $328,000. The outstanding balance under the line of credit is subject to daily fluctuations.

(o) Segment Reporting, page 31

Please be advised that the Company does not believe it is operating two discreet operating segments for which comparable financial disclosure would be meaningful as provided in Paragraph 10 of SFAS 131.  The Company acknowledges that it satisfies the provisions of Paragraph 10(a) of SFAS131.  However, it does not satisfy the other provisions of Paragraph 10 as provided below.

Prior to January 1, 2000, the Company manufactured its products through two operating subsidiaries and distributed such manufactured products, as well as related building material products, as part of such manufacturing subsidiaries’ normal course of business.  Effective January 1, 2000, the Company established an additional subsidiary to continue the distribution of such products. A significant portion of the distribution subsidiary’s sales are derived directly from the Company’s manufactured products and other complementary products that are purchased as part of the purchase of the manufactured products.  All of the products sold by the distribution and manufacturing subsidiaries are sold into the same building materials market.

The functions of the distribution subsidiary are similar in scope to the manufacturing subsidiaries’ distribution operations prior to its creation.  Management has always viewed the distribution operations together with the manufacturing operations as a single business selling products to the building industry market.  The manufacturing and distribution subsidiaries share significant common resources, including but not limited to executive management, credit facilities, insurance policies, employee benefits personnel, credit managers and finance department personnel.  While separate sales and gross margin records are maintained for each subsidiary (product transfer prices among subsidiaries are not necessarily reflective of actual market prices), due to the overlapping resources it has not been practical to allocate such resources and produce representative financial information on a period by period basis.

The Company’s operations are interrelated as discussed above. While the Company refers to these operations as “subsidiaries” to reflect their separate corporate existence, the Company really views the information as product profit margin reports.

Nili Shah

July 22, 2005

Accordingly, management reviews the financial information of the Company as a whole when it makes any decision regarding the allocation of resources. Actual gross margins for the products sold by the Company’s subsidiaries were historically within a narrow range for the past several years. For example, the gross margins for the Company’s subsidiaries for each of the past three years ended December 31, were as follows:

	2004	2003	2002
Premix	28.6%	27.6%	27.6%
Acrocrete	27.8%	29.4%	32.2%
Just-Rite	25.3%	24.3%	24.7%

Management believes that because these margin ranges are not considered to be significant in evaluating the Company’s performance, disaggregation of this product information in discrete segments does not provide meaningful operational data to management or the financial statements.  We believe this analysis is consistent with the situation contemplated in FAS 131, paragraph 73, where the FASB acknowledged that "separate reporting of segment information will not add significantly to an investor's understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects... [and] in those circumstances the benefit [of additional disclosure] would be insufficient to justify its disclosure.”  Therefore, the Company does not satisfy Paragraph 10(b) of SFAS 131.

Attached hereto as Exhibit “A” are the Consolidating Financial Statements prepared for the Chief Operating Officer/Chief Financial Officer of the Company as of December 31, 2004. As will be noted, there are significant adjustments made in the Consolidating Financial Statements which include adjustments related to allocation of resources as described above.  The classification “intercompany expense/income” in such Consolidating Financial Statements was determined as a percentage of revenues in 2000 at the time the distribution subsidiary was established based upon management’s estimate of reasonable allocations at that time.  Such allocations have not been revised based on management’s focus on aggregate performance of its operations.

Based upon the factors above, management determined that the Company does not fit the description of two operating segments and has elected to aggregate the financial information in accordance with Paragraph 17 of SFAS 131.

(13) Commitments and Contingencies, page 40

Please be advised that the Company is unable to make a reasonable estimate of its exposure in the pending product liability lawsuits against its subsidiary, Acrocrete, Inc., that would create a meaningful accrual for any period.

Nili Shah

July 22, 2005

Over the last 10 years, Acrocrete has been named a co-defendant in an aggregate of approximately 234 resolved product liability lawsuits alleging the same or similar claims (“EIFS Claims”), not including the 62 pending lawsuits. A substantial number of the lawsuits arise from the use of Acrocrete’s products in the residential construction market. Historically, Acrocrete’s average settlement, together with legal fees and expenses in the 234 resolved EIFS Claims was $13,000. The Company’s insurance carriers have borne complete responsibility for all amounts. The Company has not had to contribute any cash in connection with the resolved EIFS Claims. The Company’s administrative costs associated with the EIFS Claims have not been material. As such, there has been no impact on the Company’s consolidated operating statements. The Company has no reason to believe that based on historical experience pending EIFS Claims will not be similarly resolved and no accrual could reasonably be estimated.

A substantial majority of the resolved and pending EIFS Claims did not, and do not, allege specific monetary damages, but only allege damages sufficient to satisfy the jurisdictional requirements of the particular courts in which filed. Significant allegations of specific monetary damages are usually not forthcoming until discovery is completed in each case. In addition, Acrocrete has significant cross claims against the other defendants. Therefore, the Company cannot make a realistic assessment of exposure as to any particular EIFS Claim until the case has proceeded through the litigation process, at which time most EIFS Claims have historically been resolved.  The Company is not aware of any developments in any comparable products liability cases that may be relevant for purposes of estimating probable loss, or reasonably possible loss pursuant to SFAS 5.

The estimated exposure could range from 0 to some undetermined amount.  FASB Interpretation 14, paragraph 13 states that when no amount within a range of potential loss is a better estimate than any other amount, the minimum amount in the range should be accrued.  Management has evaluated the pending EIFS claims and because of the uncertainty of the ultimate settlement of these cases, which may or may not require payment, we do not believe that a reliable estimate of the loss can be made within the range established.  In accordance with Paragraph 8 of SFAS 5, the amount of any potential loss cannot be estimated and a loss contingency has not been recorded.

As disclosed in the Form 10-K, the Company was not able to obtain liability insurance to cover future EIFS Claims for products sold by Acrocrete after March 15, 2004.  However, Acrocrete has made a concerted effort to limit its exposure in any such future EIFS claims. For example, Acrocrete has instructed its salesmen and independent distributors not to sell to end users in the residential construction market and has eliminated warranties of its products used in such applications. To date, Acrocrete has not experienced any EIFS Claims for any periods that would not be covered by insurance.

Nili Shah

July 22, 2005

Please be advised that the Company will provide additional disclosure in its future filings in accordance with the discussion set forth in SAB Topic 5:Y, subject to the limitations set forth above.  However, as discussed above it is not possible to provide an aggregate amount related to these EIFS Claims as the Company is not privy to the actual damages since such amounts are not generally alleged in the complaints, nor in most cases where such allegations exist does it represent actual historical settlement parameters.  Further, as there are other defendants in each case, such other defendants bear some or all of the liability or costs of settlement on a case by case basis.

Selected Quarterly Financial Data

Prior to March 22, 2005, the Company did not satisfy the tests for inclusion of selected quarterly data in accordance with Item 302 (a)(5).  On March 22, 2005, the Company’s stock was listed on the NASDAQ Small Cap Market.  Accordingly, the Company now satisfies Item 302(a)(5) and the Company will disclose the quarterly financial data contained in Item 302 of Regulation S-K in future Form 10-K filings.

Please be advised that the Company understands and acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or further comments concerning our response, please contact me.

Sincerely,

/s/ Howard L. Ehler, Jr.

Howard L. Ehler, Jr.

Chief Financial Officer

EXHIBIT A

IMPERIAL INDUSTRIES, INC.

CONSOLIDATING BALANCE SHEETS

DECEMBER 31, 2004

	Imperial Industries	Premix	Acrocrete	Just-Rite Supply	Triple I Leasing	Preliminary Total	Adjustments DR (CR)	Total
Assets

Current assets
Cash in bank	596,119	318,441	61,731	170,216		1,146,507		1,146,507
Congress depository A/C		63,488	76,289	573,106		712,883		712,883
Congress deposits in transit		37,048	51,931	272,797		361,776		361,776

Total cash	596,119	418,977	189,951	1,016,119	—	2,221,166	—	2,221,166

Trade receivables		1,079,037	829,205	6,492,375		8,400,617		8,400,617
Cash sale exchange accts				(56,392)		(56,392)		(56,392)
NSF checks receivable	57,106			—		57,106		57,106
Note receivable				9,926		9,926		9,926
Misc. receivables		4,169		—		4,169		4,169
Less: allowance for doubtful accts.		(51,929)	(99,527)	(722,928)		(874,384)		(874,384)

Net receivables	57,106	1,031,277	729,678	5,722,981	—	7,541,042	—	7,541,042

Inventory		797,668	595,359	3,864,826		5,257,853		5,257,853

Deferred income taxes	404,984					404,984		404,984

Prepaid insurance	54,120	8,445		1,327		63,892		63,892

Assets held for sale				225,663		225,663		225,663

-CONTINUED-

IMPERIAL INDUSTRIES, INC.

CONSOLIDATING BALANCE SHEETS

DECEMBER 31, 2004

	Imperial Industries	Premix	Acrocrete	Just-Rite Supply	Triple I Leasing	Preliminary Total	Adjustments DR (CR)	Total
Assets

Prepaid income taxes	124,339					124,339		124,339

Prepaid expenses and other assets	23,556	5,387	1,860	247,191		277,994		277,994

Total current assets	1,260,224	2,261,754	1,516,848	11,078,107		16,116,933		16,116,933

Intercompany receivables		3,118,695	1,202,228			4,320,923	(4,320,923)	—

Investment in subsidiaries at cost	10,123,412					10,123,412	(10,123,412)	—
Equity increase (decrease)	(6,811,338)					(6,811,338)	6,811,338	—

Total investment	3,312,074	—	—	—	—	3,312,074	(3,312,074)	—

Property, plant & equipment
Construction in progress		1,078,945				1,078,945		1,078,945
Land		858	150,000	250,000		400,858		400,858
Buildings & improvements		499,464	251,898	730,541		1,481,903		1,481,903
Machinery & equipment		1,112,459	578,661	765,744		2,456,864		2,456,864
Vehicles	41,000	93,140	21,008	1,431,159	10,237	1,596,544		1,596,544
Furniture & fixtures	23,009	103,098	28,709	119,729		274,545		274,545

Total	64,009	2,887,964	1,030,276	3,297,173	10,237	7,289,659		7,289,659
Less: Accumulated Depreciation	(26,023)	(1,132,215)	(396,928)	(1,031,123)	(10,237)	(2,596,526)		(2,596,526)

Net property & equipment	37,986	1,755,749	633,348	2,266,050	—	4,693,133		4,693,133

-CONTINUED-

2

IMPERIAL INDUSTRIES, INC.

CONSOLIDATING BALANCE SHEETS

DECEMBER 31, 2004

	Imperial Industries	Premix	Acrocrete	Just-Rite Supply	Triple I Leasing	Preliminary Total	Adjustments DR (CR)	Total
Assets

Deferred income taxes	(19,567)					(19,567)		(19,567)

Other assets
Unamortized debt issue		9,947	3,203			13,150		13,150
Trademarks, patents, etc.		17,199				17,199		17,199
Building code costs		13,800	19,698			33,498		33,498
Imperial website	15,652					15,652		15,652
Other						—		—
Deposits		15,700	14,405	33,479		63,584		63,584

Total	15,652	56,646	37,306	33,479	—	143,083		143,083

	4,606,369	7,192,844	3,389,730	13,377,636	—	28,566,579	(7,632,997)	20,933,582

-CONTINUED-

3

IMPERIAL INDUSTRIES, INC.

CONSOLIDATING BALANCE SHEETS

DECEMBER 31, 2004

	Imperial Industries	Premix	Acrocrete	Just-Rite Supply	Triple I Leasing	Preliminary Total	Adjustments DR (CR)	Total
Liabilities and Stockholders Equity

Current liabilities
Notes payable banks (Congress)		1,269,665	846,788	3,840,028		5,956,481		5,956,481

Current installments of long-term debt	6,921	340,539	65,430	274,221		687,111		687,111
Accounts payable	22,595	819,071	423,644	2,501,972		3,767,282		3,767,282
Accounts payable - stock conv.	251,857					251,857		251,857
Insurance premiums payable				34,084		34,084		34,084
Deferred compensation	60,000					60,000		60,000
Accrued income taxes payable						—		—
Accrued taxes payable	1,275	6,827	8	247,249		255,359		255,359
Accrued expenses	58,931	74,483	179,643	332,037		645,094		645,094

Total current liabilities	401,579	2,510,585	1,515,513	7,229,591	—	11,657,268		11,657,268

Long-term debt	19,979	1,334,477	201,877	1,347,369		2,903,702		2,903,702

Intercompany payables	61,747		765,074	3,494,102		4,320,923	(4,320,923)	—

Total liabilities	483,305	3,845,062	2,482,464	12,071,062		18,881,893	(4,320,923)	14,560,970

Common stockholder's equity
Common stock	23,798	150	100	100	9,053	33,201	(9,403)	23,798

Additional paid-in capital	14,117,071	619,328	312,946	5,117,722	8,800,317	28,967,384	(14,850,313)	14,117,071

Retained earnings - beginning	(10,234,394)	1,803,011	324,584	(4,872,380)	(8,800,373)	(21,779,552)	11,545,158	(10,234,394)
Net earnings (loss) for period	216,589	925,293	269,636	1,061,132	(6,513)	2,466,137		2,466,137

Retained earnings - ending	(10,017,805)	2,728,304	594,220	(3,811,248)	(8,806,886)	(19,313,415)	11,545,158	(7,768,257)

Less: Treasury stock					(2,484)	(2,484)	2,484	—

Total common stockholder's equity	4,123,064	3,347,782	907,266	1,306,574	—	9,684,686	(3,312,074)	6,372,612

Total liabilities and stockholder's equity	4,606,369	7,192,844	3,389,730	13,377,636	—	28,566,579	(7,632,997)	20,933,582

-CONTINUED-

4

IMPERIAL INDUSTRIES, INC.

CONSOLIDATING STATEMENTS OF INCOME AND EXPENSES

DECEMBER 31, 2004

	Imperial Industries	Premix	Acrocrete	Just-Rite Supply	Triple I Leasing	Adjustments	Total Operations

Net sales		13,368,590	9,873,136	41,836,203		(9,809,645)	55,268,284

Cost of sales		9,547,874	7,134,260	31,245,946		(9,809,645)	38,118,435

Gross profit		3,820,716	2,738,876	10,590,257	—	—	17,149,849

Selling, general and administrative expenses	817,454	2,017,441	1,824,599	8,921,952	6,513		13,587,959

Intercompany expense (income)	(1,114,220)	256,939	422,241	435,040

Operating income (loss)	296,766	1,546,336	492,036	1,233,265	(6,513)	—	3,561,890

Other (income) expense:
Interest expense	33,016	110,826	66,110	265,420			475,372
Interest income	(908)			(1,088)			(1,996)
Gain on litigation settlement				(481,650)			(481,650)
(Gain) loss on sale of assets		74	1,114	4,146			5,334
Miscellaneous (income) expense	1,345	11,908	(12)	(202,228)			(188,987)
Total other (income) expense	33,453	122,808	67,212	(415,400)			(191,927)

Income (loss) before provision for income taxes	263,313	1,423,528	424,824	1,648,665	(6,513)	—	3,753,817

Income tax (benefit) expense
Current federal tax	933,724						933,724
Current Florida tax	102,246						102,246
Current Georgia tax			10,000				10,000
Deferred income tax benefit							—
Deferred income tax expense	241,710						241,710
							—
Total tax (benefit) expense	1,277,680	—	10,000	—	—	—	1,287,680

Intercompany federal income tax charge	(1,230,956)	498,235	145,188	587,533

Net income (loss)	216,589	925,293	269,636	1,061,132	(6,513)	—	2,466,137

5